Exhibit 99.1

China Nepstar Chain Drugstore Ltd. Reports

Fourth Quarter and Fiscal Year 2013 Financial Results

SHENZHEN, China, March 28, 2014 – China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2013.

Financial Highlights

For the quarter ended December 31, 2013:

•	Same store sales increased by 15.8% compared to fourth quarter of 2012

•	Revenue increased by 11.6% to RMB749.8 million (US$123.9 million), compared to RMB671.9 million in the fourth quarter of 2012

•	Net income was RMB13.3 million (US$2.2 million) compared to RMB78.8 million in the fourth quarter of 2012. The decrease was primarily due to the one-time disposal of our 40% equity interests in Yunnan Jianzhijia Chain Drugstore Ltd. (“JZJ”) and subsequent recognition of a gain of RMB68.4 million in income in the fourth quarter of 2012

•	Basic and diluted earnings per American Depositary Share (“ADS”) were RMB0.14 (US$0.02) compared to RMB0.80 reported in the fourth quarter of 2012

For the year ended December 31, 2013:

•	Same store sales increased by 10.3% compared to 2012

•	Revenue increased by 5.9% to RMB2,699.1 million (US$445.9 million) compared to RMB2,549.9 million in 2012

•	Net income was RMB11.8 million (US$2.0 million) compared to RMB90.1 million in 2012. The decrease was primarily due to the one-time disposal of our 40% equity interests in JZJ and subsequent recognition of a gain of RMB68.4 million in income in the fourth quarter of 2012

•	Basic and diluted earnings per ADS were RMB0.12 (US$0.02) compared to RMB0.90 in 2012

Mr. Fuxiang Zhang, Chief Executive Officer, commented, “We are pleased to report that our continued focus on product mix, store transaction efficiency and increasing foot traffic are beginning to deliver results. We have achieved double digit growth in both revenues and same store sales in the fourth quarter of 2013 compared to the same period in 2012 through a combination of strengthening our marketing and promotional efforts, introducing our loyal member reward shopping programs, improving our product range offerings and other proactive marketing strategies. Both of our pharmaceutical products and nutritional supplements products experienced strong sales in the fourth quarter of 2013 compared to the same period in 2012. In general, we have steadily improved sales momentum and strengthened customer relationships throughout the year and in a retail environment that can be challenging.”

Fourth Quarter Results

During the fourth quarter of 2013, the Company opened 40 new stores and closed 33 stores. As of December 31, 2013, the Company had a total of 2,066 directly operated stores.

Revenue for the fourth quarter of 2013 increased by 11.6% to RMB749.8 million (US$123.9 million) from RMB671.9 million recorded for the same period in 2012. Same store sales (for the 1,893 operating stores opened before December 31, 2011) for the fourth quarter of 2013, increased by 15.8% compared to the same period in 2012. The increase in same store sales was primarily due to our in-store promotional initiatives, improved product range and strengthened marketing efforts of both pharmaceutical products and nutritional supplements products.

Fourth quarter revenue contribution by product category was 21.8% from prescription drugs; 40.5% from over-the-counter (“OTC”) drugs; 13.5% from nutritional supplements; 4.2% from herbal products; and 20.0% from convenience and other products.

Fourth quarter gross profit was RMB317.0 million (US$52.4 million), being an increase from the RMB308.6 million achieved in the same period of 2012. Gross margin in the fourth quarter of 2013 was 42.3%, compared to 45.9% in the same period of 2012. This decrease in gross margin was primarily due to downward pressure on selling price given more sales promotion initiatives to increase our market share.

The Company’s portfolio of private label products included approximately 2,104 products as of December 31, 2013. Sales of private label products represented approximately 20.8% of the revenue and 26.6% of the gross profit for the fourth quarter of 2013.

Sales, marketing and other operating expenses as a percentage of revenue, in the fourth quarter of 2013 decreased to 35.3% from 37.6% in the same period of 2012. This decrease was primarily due to growth in same store sales and the closure of underperforming stores.

General and administrative expenses as a percentage of revenue in the fourth quarter of 2013 was 3.8%, compared to 3.4% for the same period of 2012.

An impairment loss of RMB2.6 million (US$0.4 million) was recognized in the fourth quarter of 2013, which represented the reduction of the carrying value of the property and equipment of certain underperforming stores.

Income from operations in the fourth quarter of 2013 was RMB21.2 million (US$3.5 million) compared to income from operations of RMB30.2 million in the same period of 2012. This decrease was mainly the result of lower gross margin.

Interest income for the fourth quarter of 2013 was RMB3.5 million (US$0.6 million), which was the same figure as recorded in the same period last year.

The Company’s effective tax rate was 46.2% for the fourth quarter of 2013, compared to 23.9% for the same period in 2012. The Company’s income tax expense was RMB11.4 million (US$1.9 million) for the fourth quarter of 2013, compared to RMB24.7 million for the same period in 2012. As compared to the PRC statutory tax rate of 25% applicable to our major operating subsidiaries, the difference in the effective income tax rate for the current quarter was primarily due to non-deductible expenses and the relatively high amounts of operating losses from loss-making subsidiaries, for which full valuation allowances were made on their deferred tax assets, as compared to the overall results of the Company. Shareholders are reminded that in the PRC losses in companies which are part of a group are not allowed to be off-set against profits arising in other companies in the same group. In addition, the Company has in early February 2014 been denied its Hong Kong tax residency that applied in fiscal year of 2013 by the Hong Kong Inland Revenue Department. The Company is therefore now subject to a standard withholding tax rate of 10%, rather than a reduced tax rate of 5% under tax treaty previously applied by the Company, for the dividends to be paid or appropriated from the Company’s PRC subsidiaries. This has led to a charge of withholding income tax of RMB11.0 million (US$1.8 million) for the year ended December 31, 2013.

Net profit in the fourth quarter of 2013 was RMB13.3 million (US$2.2 million) representing RMB0.14 (US$0.02) basic and diluted earnings per ADS, compared to net income of RMB78.8 million representing RMB0.80 basic and diluted earnings per ADS in the same period of 2012. However, it is to be noted that this decrease was primarily due to the one-time disposal of our 40% equity interests in JZJ and subsequent recognition of a gain of RMB68.4 million in income in the fourth quarter of 2012, which was non-recurrent exceptional income last year.

In the fourth quarter of 2013, net cash outflows from operating activities were RMB25.2 million (US$4.2 million) compared to net cash inflow of RMB10.2 million in the same period of 2012, primarily due to increased purchases of merchandise on increased sales achieved in Q4 2013.

Fiscal Year 2013 Financial Results

In fiscal year 2013, the Company opened 122 new stores and closed 188 stores. As of December 31, 2013, Nepstar had a total of 2,066 stores in operation.

Total revenue for 2013 increased to RMB2,699.1 million (US$445.9 million) from RMB2,549.9 million in 2012. Same store sales (for 1,893 operating stores opened before December 31, 2011) for 2013 increased by 10.3% compared to 2012. The increase in revenue and same store sales was driven by continued optimization of our merchandise portfolio through diversification into non-pharmaceutical categories, the closure of underperforming stores and more intensive sales promotion initiatives.

In 2013, revenue contribution from prescription drugs was 22.3%, OTC drugs was 39.2%, nutritional supplements was 14.5%, herbal products was 4.1% and convenience and other products was 19.9%. Private label products accounted for 23.5% of total revenue and 31.8% of gross profit, respectively, compared to 26.8% of revenue and 38.0% of gross profit in 2012.

Gross profit at RMB1,178.3 million (US$194.6 million) for 2013 was comparable with the RMB1,180.5 million achieved for 2012. Gross margin was 43.7% in 2013, compared to 46.3% in 2012. The decrease in gross margin was mainly due to downward pressure on sales prices as a result of increased sales promotion initiatives to increase our market share.

Total operating expenses accounted for 42.5% of total revenue in 2013, compared to 44.2% recorded in 2012. Income from operations was RMB23.0 million (US$3.8 million) for 2013, compared to RMB46.9 million for 2012.

Interest income for 2013 was RMB15.7 million (US$2.6 million), compared to RMB16.4 million in 2012. Dividend income from cost method investments was RMB5.2 million (US$0.9 million) for 2013, compared to RMB4.5 million in 2012. Equity in income of an equity method investee was nil in 2013 compared to that of RMB1.3 million in 2012, due to the disposal of our 40% equity interests in JZJ in 2012, which recorded a RMB68.4 million one-time gain in 2012.

The Company’s effective tax rate was 73.1% in 2013, compared to 34.6% in 2012. The Company’s income tax expense was RMB32.1 million (US$5.3 million) for 2013, compared to RMB47.6 million for the same period in 2012. As compared to the PRC statutory tax rate of 25% applicable to our major operating subsidiaries, the difference in the effective income tax rate was primarily due to non-deductible expenses and the relatively high amounts of operating losses from loss-making subsidiaries, for which full valuation allowances were made on their deferred tax assets, as compared to the overall results of the Company. Shareholders are reminded that in the PRC losses in companies which are part of a group are not allowed to be off-set against profits arising in other companies in the same group. In addition, the Company has in early February 2014 been denied its Hong Kong tax residency that applied in fiscal year of 2013 by the Hong Kong Inland Revenue Department. The Company is therefore now subject to a standard withholding tax rate of 10%, rather than a reduced tax rate of 5% under tax treaty previously applied by the Company, for the dividends to be paid or appropriated from the Company’s PRC subsidiaries. This has led to a charge of withholding income tax of RMB11.0 million (US$1.8 million) for the year ended December 31, 2013.

Net income was RMB11.8 million (US$2.0 million) for 2013, which represented RMB0.12 (US$0.02) basic and diluted earnings per ADS.

Net cash-flows from operating activities were RMB6.9 million (US$1.1million) for 2013, compared with RMB41.4 million achieved in 2012.

The total number of outstanding ordinary shares of the Company as of December 31, 2013 was 197.4 million. The weighted average number of ordinary shares in 2013 was also 197.4 million. Each ADS represents two ordinary shares of the Company.

As of December 31, 2013, the Company’s total cash, cash equivalents, bank deposits and restricted cash were RMB622.8 million (US$102.9 million) and its shareholders’ equity was RMB845.5 million (US$139.7 million), compared to RMB664.4 million and RMB1.03 billion, respectively, as of December 31, 2012.

On November 26, 2013, the Company announced a cash dividend of US$0.32 per ADS. Approximately US$31.6 million was subsequently paid to shareholders during January 2014.

Business Outlook

“We believe our wide and varied selection of product offerings, improved retail services and customer loyalty programs, well position the Company for envisaged improvement of the retail pharmacy business in China,” Mr. Zhang remarked. “Our objective is to capitalize on our existing extensive store network, customer loyalty to our retail brand and constantly improving product mix, to achieve improved economies of scale and to leverage our operational efficiencies, to thereby improve margins in the long term. However, the immediate outlook in 2014 for retail operations across most sectors in the mainland of China remains challenging.

Conference Call Information

The Company will host a conference call, to be simultaneously webcasted, on Friday, March 28, 2014 at 8:00 a.m. Eastern Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five minutes before the call start time. A live web cast of the conference call will be available on the China Nepstar website at www.nepstar.cn.

A replay of the call will be available shortly after the conclusion of the conference call through April 4, 2014 at 11:59 p.m. Eastern Time. An archived web cast of the conference call will be available on the China Nepstar website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering conference ID number 13577831.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is the largest retail drugstore chain in China based on the number of directly operated stores. As of December 31, 2013, the Company had 2,066 stores across 77 cities, one headquarter distribution center and 16 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars were calculated at the certified exchange rate of US$1.00 = RMB6.0537 on December 31, 2013 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2013, or at any other date. The percentages stated are calculated based on RMB amounts.

Contacts

Zixin Shao

China Nepstar Chain Drugstore Ltd.

Chief Financial Officer

+86-755-2641-4065

ir@nepstar.cn

Dixon Chen

Grayling

Investor Relations

+1-646-284-9403

dixon.chen@grayling.com

Ivette Almeida

Grayling

Media Relations

+1-646-284-9455

ivette.almeida@grayling.com

(Tables Follow)

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(amounts in thousands – except per-share data)

	Three-month period ended			Year ended
	December 31,			December 31,
	2012	2013	2013	2012	2013	2013
	RMB	RMB	USD	RMB	RMB	USD
Revenue	671,863	749,829	123,863	2,549,856	2,699,103	445,860
Cost of goods sold	(363,305)	(432,840)	(71,500)	(1,369,312)	(1,520,796)	(251,218)

Gross profit	308,558	316,989	52,363	1,180,544	1,178,307	194,642
Sales, marketing and other operating expenses	(252,562)	(264,509)	(43,694)	(1,011,695)	(1,026,798)	(169,615)
General and administrative expenses	(22,573)	(28,721)	(4,744)	(115,734)	(121,542)	(20,077)
Impairment losses of property and equipment	(4,693)	(2,556)	(422)	(7,649)	(6,984)	(1,154)
Other income	1,480	—	—	1,480	—	—

Income from operations	30,210	21,203	3,503	46,946	22,983	3,796
Interest income	3,496	3,492	577	16,435	15,713	2,596
Dividend income from cost method investments	—	—	—	4,528	5,232	865
Equity in income of an equity method investee	1,289	—	—	1,337	—	—
Income from disposal of an equity method investee	68,440	—	—	68,440	—	—

Income before income tax expense	103,435	24,695	4,080	137,686	43,928	7,257
Income tax expense	(24,678)	(11,415)	(1,886)	(47,594)	(32,100)	(5,303)

Net income	78,757	13,280	2,194	90,092	11,828	1,954

Basic earnings per ordinary share	0.40	0.07	0.01	0.45	0.06	0.01
Basic earnings per ADS	0.80	0.14	0.02	0.90	0.12	0.02
Diluted earnings per ordinary share	0.40	0.07	0.01	0.45	0.06	0.01
Diluted earnings per ADS	0.80	0.14	0.02	0.90	0.12	0.02
Other comprehensive income, net of tax:
Foreign currency translation adjustments	372	798	132	(555)	65	11

Comprehensive income attributable to China Nepstar Chain Drugstore Ltd.	79,129	14,078	2,326	89,537	11,893	1,965

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of	As of
	December 31,	December 31,
	2012	2013
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	371,256	361,146	59,657
Short-term bank time deposits	237,100	184,440	30,467
Restricted cash	36,000	37,000	6,112
Accounts receivable, net of allowance for doubtful accounts	114,601	131,984	21,802
Amounts due from related parties	8,254	379	63
Prepaid expenses, deposits and other current assets	147,252	169,210	27,952
Inventories	478,483	551,783	91,148
Deferred tax assets	1,704	6,330	1,045

Total current assets	1,394,650	1,442,272	238,246

Non-current assets
Long-term bank time deposits	20,000	40,256	6,650
Property and equipment, net	120,237	123,183	20,348
Rental deposits	38,236	41,946	6,929
Cost method investments	12,638	12,638	2,088
Intangible assets, net	2,868	2,509	414
Goodwill	51,819	51,819	8,560
Deferred tax assets	3,056	11,723	1,937
Accrued interest income	507	769	127

Total non-current assets	249,361	284,843	47,053

Total Assets	1,644,011	1,727,115	285,299

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	356,095	403,558	66,663
Bills payable	20,534	4,334	716
Amounts due to related parties	18,381	29,247	4,831
Accrued expenses and other payables	105,503	123,065	20,329
Income tax payable	40,967	34,567	5,710
Dividend payable	—	191,246	31,592
Deferred Income	14,327	22,477	3,713

Total current liabilities	555,807	808,494	133,554

Non-current liabilities

Deferred income	18,365	17,391	2,873
Deferred tax liabilities	7,499	16,541	2,732

Other non-current liabilities	36,237	39,163	6,469

Total non-current liabilities	62,101	73,095	12,074

Total liabilities	617,908	881,589	145,628

Shareholders’ equity
Share capital	158	158	26
Treasury stock	—	—	—
Additional paid-in capital	832,811	640,341	105,777
Accumulated other comprehensive loss	(41,688)	(41,623)	(6,876)
Retained earnings	234,822	246,650	40,744

Total shareholders’ equity	1,026,103	845,526	139,671

Total liabilities and shareholders’ equity	1,644,011	1,727,115	285,299